UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10D

☐ Form N-SAR   ☐ Form N-CSR

 For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

GENERAL CANNABIS CORPORATION
Full Name of Registrant

ADVANCED CANNABIS SOLUTIONS, INC.
Former Name if Applicable

6565 East Evans Avenue
Address of Principal Executive Office (Street and Number)

Denver, CO 80224
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company has encountered a delay in assembling the information, in particular its financial statements for the quarter ended June 30, 2015, required to be included in its June 30, 2015 Form 10-Q Quarterly Report. The Company expects to file its June 30, 2015 Form 10-Q Quarterly Report with the U.S. Securities and Exchange Commission as soon as practicable and no later than five (5) calendar days following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Arthur Marcus (Name)	(212) (Area Code)	930-9700 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operating performance in the quarter ended June 30, 2015 may differ materially from the quarter ended June 30, 2014 due to the Company’s performance in our current lines of business, including the acquisition of Iron Protection Group, LLC. Accordingly, our revenues have materially increased.

GENERAL CANNABIS CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2015	By:	/s/ Robert L. Frichtel
Robert L. Frichtel
Chief Executive Officer